UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number:  000-24027

NXT Energy Solutions Inc. (Translation of registrant's name into English)

Suite 302, 3320-17th Avenue S.W. Calgary, Alberta T3E 0B4 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

Exhibit List:

99.1     NXT Energy Solutions Inc. Notice of Annual and Special Meeting of Shareholders

99.2     NXT Energy Solutions Inc. Management Information Circular.

99.3     Addendum: NXT Energy Solutions Inc. Information Circular – Proxy Statement dated April 5, 2018

99.4     NXT Energy Solutions Inc. Annual and Special Meeting of Shareholders Notice-and-Access Notification

99.5    Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 17, 2018

NXT Energy Solutions Inc.

By:  /s/ Jakub Brogowski

Name: Jakub Brogowski

          Title: Vice-President Finance and Chief Financial Officer